EXHIBIT 99.1

POET Technologies to Announce Third Quarter 2016 Results on November 28

SAN JOSE, Calif., Nov. 03, 2016 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX Venture:PTK), a developer of opto-electronics fabrication processes for the semiconductor industry, today announced the Company intends to distribute its third quarter financial results, as well as a general business update and outlook on Monday, November 28, 2016 after market close.

Options Grant to New Chief Financial Officer

POET also announced the granting of incentive stock options under the Company’s stock option plan to Thomas R. Mika, who was appointed Chief Financial Officer effective November 2, 2016. The grant consists of the right to purchase up to an aggregate of 1,000,000 common shares. All of these options are exercisable at CAD$0.62 per share, which was the closing price on October 14, 2016, the trading date prior to the announcement of the appointment of Mr. Mika as CFO. The options vest in stages over a period starting on November 2, 2016 and ending on November 1, 2020. The options were granted subject to provisions of the Company’s stock option plan, which was approved by shareholders on July 7, 2016 and are subject to the TSX Venture Exchange policies and applicable securities laws.

About POET Technologies Inc.

POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions. POET believes that its advanced opto- electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components. More information may be obtained at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS
(signed) “John F. O’Donnell”, Secretary

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expectations regarding its intention to distribute its third quarter financial results, as well as a general business update and outlook on Monday, November 28, 2016 after market close. They also include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management's expectations regarding future growth, plans for and completion of projects by the Company's third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company's anticipated projects, delays or changes in plans with respect to the development of the Company's anticipated projects by the Company's third party relationships, risks affecting the Company's ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075

Shareholder Contact:
Shelton Group Brett L. Perry
Leanne K. Sievers
E: sheltonir@sheltongroup.com